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                                                                  Exhibit (h)(1)

[WILLKIE FARR & GALLAGHER LETTERHEAD]

February 22, 2001

Loral Space & Communications Ltd.
600 Third Avenue
New York, NY 10016

Ladies and Gentleman:

We have acted as your counsel in connection with the preparation of the Offer to Exchange relating to the exchange of all of your shares of 6% Series D Convertible Redeemable Preferred Stock Due 2007 ("Series D Preferred Stock"), or such lesser number of shares as are validly tendered and not withdrawn prior to the expiration date, for shares of the Company's Common Stock. In that connection, we have prepared the section entitled "Certain United States Federal Income Tax Consequences" contained in the Offer to Exchange. Capitalized terms used herein without definition have the meaning ascribed to those terms in the Offer to Exchange.

Our opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial authority and current published IRS rulings, all as of the date of this letter, and all of which may change at any time. We have also examined copies of the Offer to Exchange, and other records and documents that we have deemed necessary for the purpose of this opinion.

Based upon the foregoing, it is our opinion that the above-referenced section of the Offer to Exchange, based upon the assumptions contained therein, provides an accurate discussion of the principal Federal income tax consequences to holders of the Preferred Stock.

We hereby consent to the use of this opinion as an exhibit to the Offer to Exchange and to the reference to us therein.

Very truly yours,


/s/ Willkie Farr & Gallagher


Willkie Farr & Gallagher